Arrived Homes 3, LLC
1700 Westlake Avenue North
Suite 200
Seattle, Washington 98109

September 14, 2023

Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Office of Real Estate & Construction
Attn: Kibum Park and Dorrie Yale

Re: Arrived Homes 3, LLC
Offering Statement on Form 1-A
Post-qualification Amendment No. 8
Filed August 28, 2023
File No. 024-12135

Ladies and Gentlemen:

This letter is being submitted by Arrived Homes 3, LLC (the “Company”) in response to the comment letter dated September 13, 2023 (the “Comment Letter”) from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Post-Qualification Amendment No. 8 to its Offering Statement on Form 1-A (File No. 024-12135) submitted to the Commission on August 28, 2023 (the “Offering Statement”). This letter sets forth the Company’s response (“Response”) to the Comment Letter.

The Company has revised the Offering Statement, and together with this Response, is submitting Post-Qualification Amendment No. 9 to the Company’s Offering Statement on Form 1-A (the “Amended Offering Statement”). The Amended Offering Statement which accompanies this Response letter contains other important updates and revisions.

For your convenience, each of the Staff’s comments is repeated below, followed immediately by the Company’s response. Any references to page numbers and captions in the Response below correspond to pages and captions in the Amended Offering Statement. Unless otherwise defined herein, capitalized terms used in this Response have the meanings assigned to such terms in the Amended Offering Statement.

Post Qualification Amendment No. 8 to Offering Statement on Form 1-A

Management
Management Compensation, page 95

  We refer to your description of the various fees paid to the manager by each series. Please expand your disclosure to describe how the Sourcing Fee for each series is determined.
Response: The Company respectfully advises the Staff that updated disclosure has been added to “Management – Management Compensation” on page 96 of the Amended Offering Statement, which updated disclosure includes a description of the method of determination of the Sourcing Fee for each series.

If you have any questions or comments regarding this Response or the Amended Offering Statement, please contact the undersigned at (814) 277-4833 or ryan@arrived.com. You may also contact John Rostom, General Counsel and Vice President of Legal, at (814) 277-4833, ext. 701 or john@arrived.com.

Thank you very much for your attention to this matter.

Very truly yours,

/s/ Ryan Frazier
Ryan Frazier
Chief Executive Officer

cc: John Rostom, Esq.
General Counsel and VP of Legal